UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

16117M305
(CUSIP Number)

Ross A. Oliver Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065 (212) 906-0700 Copies to: Paul R. Kingsley Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,449,234
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,449,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,449,234
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.34%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,869,606
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,869,606
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners (PF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Holdings (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore (ERISA), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners (ERISA), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,869,606
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,869,606
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,869,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,871,085
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,871,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,578,149
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,578,149
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,578,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,578,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,149
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,579,628
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,579,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,579,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,479
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,479
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.001%
14.	Type of Reporting Person (See Instructions) CO

This amendment No. 2 relates to the Schedule 13D filed by Crestview L.L.C., Encore, LLC, Crestview Partners, L.P., Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Encore (ERISA), Ltd., Crestview Partners (ERISA), L.P., Crestview Offshore Holdings (Cayman), L.P., Crestview Partners GP, L.P., Encore II, LLC, Crestview Partners II, L.P., Crestview Partners II (FF), L.P., Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P., Crestview Offshore Holdings II (892 Cayman), L.P. and Crestview Partners II GP, L.P. with the Securities and Exchange Commission on May 11, 2012 (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share (the “Shares”), of Charter Communications, Inc. (the “Issuer”).  Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety:

The names of the persons filing this statement are: Crestview L.L.C. (“Crestview”), Encore, LLC (“Encore”), Crestview Partners, L.P. (“Crestview Partners”), Crestview Partners (PF), L.P. (“Crestview PF”), Crestview Holdings (TE), L.P. (“Crestview TE”), Encore (ERISA), Ltd. (“Encore ERISA”), Crestview Partners (ERISA), L.P. (“Crestview ERISA”), Crestview Offshore Holdings (Cayman), L.P. (“Crestview Offshore”), Crestview Partners GP, L.P. (“Crestview Partners GP”), Encore II, LLC (“Encore II”), Crestview Partners II, L.P. (“Crestview Partners II”), Crestview Partners  II (FF), L.P. (“Crestview II FF”), Crestview Partners II  (TE), L.P. (“Crestview II TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Offshore II”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview Offshore II FF”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview Offshore II 892”), Crestview Partners II GP, L.P. (“Crestview Partners II GP”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person.”)

The address of the principal business and the principal office of each of the Reporting Persons is 667 Madison Avenue, 10th Floor, New York, New York 10065.

Crestview Partners, Crestview PF, Crestview TE, Encore ERISA and Crestview Offshore are private investment funds and members of Encore. Crestview ERISA is a private investment fund and is the sole shareholder of Encore ERISA. Crestview Partners GP serves as the general partner of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA and Crestview Offshore (collectively, the “Crestview I Funds”).

Crestview Partners II GP serves as the general partner of Crestview Partners II, Crestview II FF, Crestview II TE, Crestview Offshore II, Crestview Offshore II FF and Crestview Offshore II 892 (collectively, the “Crestview II Funds”), each of which is a private investment fund and a member of Encore II.

Crestview serves as the general partner of Crestview Partners GP and Crestview Partners II GP.

Crestview Advisors provides investment advisory and management services to the Crestview I Funds and the Crestview II Funds.

Each of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA, Crestview Partners GP, Crestview Partners II, Crestview II FF, Crestview II TE and Crestview Partners II GP is a Delaware limited partnership.  Each of Crestview Advisors, Crestview, Encore and Encore II is a Delaware limited liability company.  Encore ERISA is an exempted company organized under the laws of the Cayman Islands.  Each of Crestview Offshore, Crestview Offshore II, Crestview Offshore II FF, Crestview Offshore II 892 is an exempted limited partnership organized under the laws of the Cayman Islands.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On May 1, 2012, 1,479 restricted Shares were granted to Jeffrey A. Marcus in connection with his service on the board of directors of the Issuer (the “Board”).  In connection with the vesting of such restricted Shares on May 1, 2013, and pursuant to arrangements between Mr. Marcus and Crestview Advisors, Mr. Marcus will assign all of his rights, title and interest in such Shares to Crestview Advisors.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a)      See item 9 on Cover Pages to this Schedule 13D.

            The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 9,449,234 Shares, representing approximately 9.34% of the outstanding Shares of the Issuer based on 101,178,821 Shares outstanding as of January 31, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2013 (the “Issuer’s 2012 10-K”).

As described in Item 6 of this Schedule 13D, on March 19, 2013, Encore and Encore II entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which they agreed to sell, in the aggregate, 2,000,000 Shares.  Assuming that the Reporting Persons have not disposed of additional Shares between the filing of this Schedule 13D and the completion of the sale contemplated by the Stock Purchase Agreement (including through one or more open market purchases, private transactions and/or pursuant to a 10b5-1 plan), upon the completion of the sale contemplated by the Stock Purchase Agreement, the Reporting Persons would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, an aggregate of 7,449,234 Shares, representing 7.36% of the outstanding Shares of the Issuer based on 101,178,821 Shares outstanding as of January 31, 2013, as reported in the Issuer’s 2012 10-K.

Encore is the direct beneficial owner of 2,869,606 Shares.  Crestview Partners, Crestview PF, Crestview TE, Encore ERISA, Crestview Offshore are members of Encore.  Crestview ERISA is the sole shareholder of Encore ERISA.  Crestview Partners GP serves as the general partner of the Crestview I Funds.

Encore II is the direct beneficial owner of 6,578,149 Shares.  Crestview Partners II GP serves as the general partner of the Crestview II Funds, each of which is a member of Encore II.

Crestview serves as the general partner of Crestview Partners GP and Crestview Partners II GP.

On May 1, 2012, 1,479 restricted Shares were granted to Jeffrey A. Marcus in connection with his service on the Board.  In connection with the vesting of the restricted Shares on May 1, 2013, and pursuant to arrangements between Mr. Marcus and Crestview Advisors, Mr. Marcus will assign all of his rights, title and interest in such Shares to Crestview Advisors.  Crestview Advisors provides investment advisory and management services to the Crestview I Funds and the Crestview II Funds.

Each Reporting Person disclaims beneficial ownership of the Shares except and to the extent of its pecuniary interest therein.  Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b)      Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)       Between March 4, 2013 and March 13, 2013 Encore, LLC sold 138,563 Shares, and Encore II, LLC sold 317,637 Shares, each at an average per share price of approximately $88.37 per share, in open market transactions.  On March 19, 2013, Encore, LLC and Encore II, LLC entered into the Stock Purchase Agreement pursuant to which Encore, LLC agreed to sell 607,468 Shares and Encore II, LLC agreed to sell 1,392,532 Shares, each at a price per share of $95.50.  Except as described in this Item 5(c), there have been no transactions in the Shares by any of the Reporting Persons effected since the first amendment to Schedule 13D filed with the Securities and Exchange Commission as of March 1, 2013 by the Reporting Person.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

On March 19, 2013, Encore and Encore II entered into the Stock Purchase Agreement with certain funds affiliated with Apollo Management Holdings, L.P. (the “Apollo Sellers”), certain funds affiliated with Oaktree Capital Management, L.P. (the “Oaktree Sellers”) and Liberty Media Corporation, a Delaware corporation (“Buyer”) pursuant to which, among other things, Encore agreed to sell 607,468 Shares to Buyer, Encore II agreed to sell 1,392,532 Shares to Buyer and the Apollo Sellers and the Oaktree Sellers agreed to sell, in the aggregate, 24,858,577 Shares and 1,0832,296 warrants to purchase Shares to Buyer.  The aggregate purchase price to be paid by Buyer is approximately $2.617 billion, or $95.50 per Share.  The purchased Shares represent approximately 27.3% of the outstanding Shares of the Issuer based on 101,178,821 Shares outstanding as of January 31, 2013, as reported in the Issuer’s 2012 10-K.  The transaction is expected to close in the first half of the second quarter of 2013, subject to the satisfaction of customary closing conditions, including expiration of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:  Stock Purchase Agreement, dated as of March 19, 2013, by and among certain funds affiliated with Apollo Management Holdings, L.P. (as set forth therein), certain funds affiliated with Oaktree Capital Management, L.P. (as set forth therein) Encore, LLC, Encore II, LLC and Liberty Media Corporation.

Exhibit 2: Joint Filing Agreement, dated March 20, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2013

Crestview, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Encore, LLC
By:	Crestview Partners, L.P., as member
By:	Crestview Partners GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:	Crestview Partners GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Encore (ERISA), Ltd.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Director

Encore II, LLC
By:	Crestview Partners II, L.P., as member
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.
Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Partners II GP, L.P.
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel & Chief Compliance Officer